

June 23, 2014

Via e-mail
Ms. Leslie D, Hale
Chief Financial Officer
RLJ Lodging Trust
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

      RE: **RLJ Lodging Trust**
                  Form 10-K for the Fiscal Year Ended December 31, 2013
                  Filed February 27, 2014
                  Form 10-Q for the Period Ended March 31, 2014
                  Filed May 8, 2014
                  File No. 1-35169

Dear Ms. Hale:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q

Note 3. Acquisition of Hotel and Other Properties, page 10

1. We note that you acquired a portfolio of ten hotels during the three months ended March 31, 2004. The pro forma results of this acquisition appear to show that the Company could have met the income test of the significance tests proscribed by Rule 3-05 of Regulation S-X. Please tell us how you determined that it was not necessary to provide financial statements in accordance with Rule 3-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief